Exhibit 77(d)

First Opportunity Fund, Inc.

Response to Item 77D

SUB-ITEM 77D: Policies With Respect to Security Investments

At Special Joint Telephonic Meeting of the Board of Directors (the "Board") of First Opportunity Fund, Inc. (the "Fund") held on September 22, 2011, the Board approved a proposal to restructure the Fund's hedge fund investments through a series of transactions to be effected on October 3, 2011. As a result of these transactions, the Fund's investments in Hedge Funds became either: 1) direct investments in offshore Hedge Funds substantially similar to the domestic Hedge Fund in which the Fund withdrew, or 2) indirect investments in the same domestic Hedge Fund through wholly-owned subsidiaries of the Fund organized in the Cayman Islands.   The Hedge Fund Restructuring was effected to ensure the Fund's continued compliance with the gross income test set forth under Subchapter M of the Code.